From: Kranz, Yoel [YKranz@goodwinprocter.com]
Posted At: Monday, May 24, 2010 6:40 PM
Conversation: RE: Rule 3-09 (Atlantic Power Corp.)
Posted To: DCAO Letters

Subject: RE: Rule 3-09 (Atlantic Power Corp.)

To: The Division of Corporation Finance, Chief Accountant's Office
Cc: Adam Phippen; Robyn Manuel; Scott Anderegg; Mara Ransom; H. Christopher Owings
From: Goodwin Procter LLP on behalf of Atlantic Power Corporation
Date: May 24, 2010

This email request is submitted on behalf of Atlantic Power Corporation (the "Company") in connection with the Company's Registration Statement on Form 10-12B filed with the Commission on April 13, 2010 (the "Registration Statement"). The Company is currently preparing Amendment No. 1 to the Registration Statement, which includes changes to reflect responses to comments received from the Staff on May 12, 2010.

As discussed in the Registration Statement, the Company owns interests in entities that own 12 power generation projects and an electric transmission line. Of these entities, four are consolidated in the Company's financial statements and nine are accounted for using the equity method. As noted in the Staff's comment letter (comment no. 44), Rule 3-09 of Regulation S-X requires separate financial statements for "significant subsidiaries" (as defined in Rule 1-02(w) of Regulation S-X). The Company has run significance tests in accordance with Rule 1-02(w) for all of its unconsolidated subsidiaries and determined that five of them were "significant" in 2007 and/or 2008 (though none were significant in 2009). The Company expects to include the separate financial statements required by Rule 3-09 for four of these   ·   subsidiaries in a forthcoming amendment to the Registration Statement.

The remaining significant subsidiary is the entity that owned a 55 MW cogeneration facility in Stockton, California ("Stockton"). The Company owned a 50.0% interest in Stockton, which the Company sold for a loss in 2009. Historically, income received by the Company from Stockton never exceeded 5% of income from continuing operations for the Company as a whole. In the fourth quarter of 2008, however, the Company recorded a large impairment on its investment in Stockton ($19 million), which itself made Stockton a "significant" subsidiary for purposes of Rule 1-02(w) for 2008, the Company's final full year of ownership.

There are a number of other complications involved in obtaining audited financial information for Stockton for purposes of the Registration Statement and Rule 3-09 of Regulation S-X. For one, Stockton operates on a Sep. 30 fiscal year-end. As such, the last audited financial statements the Company has for Stockton are for the year ended Sep.30, 2008 (the impairment was not taken until the fourth calendar quarter of 2008 and was recorded at the Company level and is not reflected in the separate financial statements of the equity investee). It is uncertain whether the Company is able to compel the production of calendar year 2008 audited financial statements, particularly as the Company no longer has any interest in Stockton. Even the historical financial information that the Company does have is subject to a strict confidentiality agreement that does not have exceptions for regulatory filings.

Given the unique circumstances relating to the Company's investment in Stockton, the fact that the Company no longer has any interest in Stockton and the difficulty in obtaining full-year 2008 audited financial statements for Stockton, the Company respectfully requests a limited accommodation from the Staff with respect to compliance with Rule 3-09 of Regulation S-X, solely with respect to the Company's investment in Stockton. We would be happy to submit any further information or materials in this regard. Thank you.

Yoel Kranz
Goodwin Procter LLP
Exchange Place, 53 State St.
Boston, MA 02109
Tel: (617) 570-1760
Fax: (617) 523-1231
Cell: (617) 901-1760